SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999


                                       OR


(  ) TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 (NO FEE REQUIRED)


        For the transition period from              to
                                      --------------  ------------------

              Commission file number 0-5519 (Associated Banc-Corp)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         ASSOCIATED BANC-CORP PROFIT SHARING AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                                1200 Hansen Road
                           Green Bay, Wisconsin 54304

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     ASSOCIATED BANC-CORP
                                     PROFIT SHARING AND RETIREMENT SAVINGS PLAN


                                     /s/ James A. Noffke
                                     -------------------------------------
                                         James A. Noffke, Chairman
                                         Retirement Program Committee

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                        Page(s)

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits,
    December 31, 1999 & 1998

Statements of Changes in Net Assets Available for
  Plan Benefits, Years Ended December 31, 1999 & 1998

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes,
  December 31, 1999

Independent Auditors' Report


The Board of Directors
Associated Banc-Corp
Profit Sharing and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Associated Banc-Corp Profit Sharing and Retirement Savings Plan
(Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
--------------------------

May 26, 2000

Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998

--------------------------------------------------------------------------------

                                                       1999            1998
--------------------------------------------------------------------------------
Assets:
   Investments:
     Common trust funds                          $ 144,899,697    $ 143,826,003
     Common stocks                                 107,559,740      116,178,019
     Loans to participants                           1,551,268        1,955,305
--------------------------------------------------------------------------------
Total Investments                                  254,010,705      261,959,327
Cash and cash equivalents                              286,178          919,895
Accrued interest and dividends receivable                2,416            2,134
Cash surrender value of insurance                      349,145          429,360
Employer contribution receivable                     1,728,595        8,670,996
Other, net                                             (27,646)          14,139
================================================================================
Net assets available for plan benefits           $ 256,349,393    $ 271,995,851
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 1999 and 1998

--------------------------------------------------------------------------------
                                                     1999             1998
--------------------------------------------------------------------------------
Additions:
Investment Income:
   Appreciation (depreciation)
     in fair value of investments                 $6,257,998       $(15,751,456)
   Interest and dividends                          4,008,746          4,166,707
--------------------------------------------------------------------------------
Subtotal                                          10,266,744        (11,584,749)

Participant contributions                          6,392,988          5,719,844
Employer contributions                             1,728,595          8,670,996
Rollover contributions                             1,114,367          1,046,084
Other                                                  3,442             37,531
Transfer of net assets from other plans            3,171,082        150,547,417
--------------------------------------------------------------------------------
Total additions                                   22,677,218        154,437,123

Deductions:
   Distribution to participants                   37,682,300         18,083,546
   Insurance premiums                                 41,033             41,197
   Administrative expenses                           600,343            588,928
--------------------------------------------------------------------------------
Total deductions                                  38,323,676         18,713,671
Net increase/(decrease) in net
   assets available for plan benefits            (15,646,458)       135,723,452
Net assets available for plan benefits:
   Beginning of year                             271,995,851        136,272,399
--------------------------------------------------------------------------------
End of year                                     $256,349,393       $271,995,851
--------------------------------------------------------------------------------

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1999

--------------------------------------------------------------------------------

(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and retirement savings provisions. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     Background

     Associated Banc-Corp (Company) has established the Associated Banc-Corp Profit Sharing and Retirement Savings Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The retirement savings provisions of the Plan provides for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Mergers

     Assets were merged into the Plan as follows during the years ended December 31, 1999 and 1998:

     During  the  first  quarter  of  1998,   net  assets  of  First   Financial
     Corporation's 401(K) Profit Sharing Plan totaling $149,857,612 were merged into the Plan.

     On April 1, 1998, the net assets of Gladstone-Norwood Trust and Savings Bank 401(K) Plan totaling $689,805 were merged into the Plan.

     On April 12, 1999, the net assets of Citizens Bank Profit Sharing and 401(k) Plan totaling $3,171,082 were merged into the Plan.

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer retirement savings contribution provisions of the Plan on the January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee retirement savings contribution portion of the Plan immediately upon the date of hire if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

     Contributions

     In conjunction with the retirement savings provisions of the Plan, participants can elect to contribute an amount between 1% and a maximum percentage set by the Retirement Program Committee (10% in 1999 and 1998) of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

     The Plan provides for a Company Matching contribution based upon the participant's salary deferral with a fixed component and a profit based component. For 1999, the Company Match was 25% of the participant's first 6% deferred and the profitability portion was 12.5% of the first 6% deferred for plan participants who have met the service requirements.

     The Plan provides for discretionary Company contributions under the profit sharing provision of the Plan. Such contributions are allocated to each participant's account based upon total participant's compensation, as defined by the Plan for the year.

     Vesting

     Participants are 100% vested at all times in their benefits under the retirement savings portion of the Plan. The following is a schedule of vesting in the Company's discretionary profit sharing contribution:

     ---------------------------------------------------------------------------
     Years of Service                                       Vested Percentage
     ---------------------------------------------------------------------------
     Less than three                                                       0%
     Three but less than four                                             20%
     Four but less than five                                              40%
     Five but less than six                                               60%
     Six but less than seven                                              80%
     Seven or more                                                       100%
     ---------------------------------------------------------------------------

     Forfeitures

     Upon termination, the non-vested portion of Company contributions and the earnings thereon become subject to forfeiture. Forfeitures were approximately $642,000 and $329,000 in 1999 and 1998 respectively. These were allocated to remaining active participants based on compensation. Under certain circumstances, the forfeited portion of a participant's account will be restored if the participant is re-employed by the Company.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in the Balanced Fund, Money Market Fund, Intermediate Term Bond Fund, Diversified Stock Fund, Associated Banc-Corp Common Stock Fund, or a combination of funds. Plan assets are held in trust with a subsidiary of the Company (trustee). The following is a brief description of each fund:

     Balanced Fund - Invests primarily in fixed income investments and common stocks. Actual investments made by the trustee are into the Associated Trust Company, N.A. Balanced Fund.

     Money Market Fund - Invests primarily in U.S Treasury bills and repurchase agreements. Actual investments made by the trustee are into the Associated Trust Company, N.A. Cash Management Fund.

     Intermediate Term Bond Fund - Invests primarily in U.S. Treasury obligations, fixed income corporate bonds with a rating of "A" or better and high-quality real estate mortgages, and common trust funds with similar characteristics. Actual investments made by the trustee are into the Associated Trust Company, N.A. Intermediate Term Bond Fund.

     Diversified Stock Fund - Invests primarily in common stocks, common funds managed by the Company's trust departments, or mutual funds expected to achieve capital and income growth. Actual investments made by the trustee are into the Associated Trust Company, N.A. Diversified Stock Fund.

     Associated Banc-Corp Common Stock Fund - Invests in Associated Banc-Corp common stock and cash equivalents.

     Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts once every 90 calendar days.

     Certain participants previously had the right to maintain a separate trust for self-directed investments. Current plan provisions do not provide for this.

     A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     Valuation of Plan Assets

     During 1998, the Plan was changed from a quarterly valued plan to a daily valued plan. Under a daily valued plan, participants can verify account balances daily utilizing the VRU, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the date of distribution.

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)  Summary of Significant Accounting Policies

     The accounting policies followed by the Plan conform to generally accepted accounting principles for such plans. The more significant policies are as follows:

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis.

     Investments

     Investments are quoted at market prices. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost, which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Reclassification

     Certain 1998 amounts have been reclassified to conform with the 1999 presentation.

(3)  Investments

     The Plan adopted the American Institute of Certified Public Accountants' Statement of Postion 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) in 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

     The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:
                                                    1999              1998
     ---------------------------------------------------------------------------
     Associated Banc-Corp
       Common Stock Fund                        $107,271,511     $115,772,009
     Associated Trust Company, N.A.
       Diversified Stock Fund                     69,876,675       66,018,112
     Associated Trust Company, N.A.
       Balanced Fund                              45,237,414       45,776,063
     Associated Trust Company, N.A.
       Cash Management Fund                       18,662,076       17,392,659
     ---------------------------------------------------------------------------

     During 1999 and 1998, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year)
     depreciated/appreciated in value by $6,257,998 and $(15,751,456), respectively, as follows:

     ---------------------------------------------------------------------------
                                                    1999              1998
     ---------------------------------------------------------------------------
     Common stock                                $1,807,411      $ 17,720,169
     Common trust funds                           4,450,587       (33,471,625)
                                                  ---------        ----------
                                                 $6,257,998      $(15,751,456)
                                                  =========        ==========
     ---------------------------------------------------------------------------

(4)  Transactions with Related Parties

     The Associated Banc-Corp Common Stock Fund at December 31, 1999 and 1998 included 3,109,121 shares and 3,316,643 shares, respectively, of common stock of the Company with fair values of $106,487,394 and $113,389,391, respectively. Dividend income from Company stock totaled $3,829,708 and $3,514,121 in 1999 and 1998, respectively.

(5)  Benefits Payable

     Amounts as presented in the accompanying financial statements differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants.

     As of December 31, 1999 and 1998, net assets available for plan benefits include vested balances for terminated and retired participants of approximately $1,815,167 and $1,333,000 that were payable within the first month of 2000 and 1999, respectively, were recorded as benefits payable on the Form 5500 but not on the accompanying financial statements.

(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated May 22, 1995, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

(7)  Subsequent Events

     Effective January 1, 2000, employees of Riverside Bank, Bank Windsor and BNC Financial Corp. are eligible to participate in the Plan. Assets from any merged plans are expected to be merged into the plan on July 1, 2000.

     Also effective January 1, 2000 the following changes were approved and implemented for the Plan:

     -    All employees will be fully vested after 5 years of service.

     - The employer match formula changed from a profit-based formula to 50% of the first 6% of salary deferral.

     - The Common Stock Fund and Foreign Equity Fund were added as investment alternatives.

     - Employees will be allowed to change investment elections on a daily basis, previously they were restricted to one change every 90 days.

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes December 31, 1999
--------------------------------------------------------------------------------
                                    Description of investment,
                                    including maturity date,
Identity of issue, borrower,        rate of interest, collateral        Current
Lessor, or similar party            par or maturity value                Value
--------------------------------------------------------------------------------

Central & Southwest Corp.           Common Stock, 1,200 shares          $24,000

Florida Progress Corp.              Common Stock, 1,600 shares           67,701

LG and E Energy Corp.               Common Stock, 3,000 shares           52,314

New Century Energies  Inc.          Common Stock, 1,235 shares           37,513

New England Electric System         Common Stock, 500 shares             25,875

Public SVC Enterprise Grp Inc.      Common Stock, 1,600 shares           55,701

WPS Resources Corp.                 Common Stock, 1,000 shares           25,125

Associated Banc-Corp Common
  Stock Fund                        3,190,944 units                 107,271,511
--------------------------------------------------------------------------------
Total Common Stocks                                                $107,559,740
--------------------------------------------------------------------------------

*Associated Trust Company, N.A.
  Common Stock Fund                     4,806 units                $    958,824

*Associated Trust Company, N.A.
  Regional Bank Fund                      683 units                      92,411

*Associated Trust Company, N.A.
  Capital Appreciation Fund             1,468 units                      81,375

*Associated Trust Company, N.A.
  Balanced Fund                       713,727 units                  45,237,414

*Associated Trust Company, N.A.
  Equity Income Fund                    3,677 units                     209,223

*Associated Trust Company, N.A.
  Cash Management Fund             17,213,016 units                  18,662,076

*Associated Trust Company, N.A.
  Diversified Stock Fund              605,893 units                  69,876,675

*Associated Trust Company, N.A.
  Foreign Equity Fund                   3,134 units                     140,686

*Associated Trust Company, N.A.
  Intermediate Term Bond              563,053 units                   9,641,013
--------------------------------------------------------------------------------
Total Common Funds                                                 $144,899,697
--------------------------------------------------------------------------------
Loans to Participants  (6.625% - 10.65%)                              1,551,268
--------------------------------------------------------------------------------
Total Assets Held for Investment Purposes                          $254,010,705

Cash Equivalents:
Goldman Sachs Financial Square
  Prime Obligations Fund                                                281,814

Cash                                                                      4,364
--------------------------------------------------------------------------------
Total Cash Equivalents                                             $    286,178
--------------------------------------------------------------------------------
*Denotes a party-in-interest

See accompanying independent auditors' report.

                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Associated Banc-Corp.:

We consent to incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated May 26, 2000, relating to the statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held for investment purposes as of December 31, 1999, which report appears in the December 31, 1999 annual report on Form 11-K of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan.


/s/ KPMG LLP


Chicago, Illinois
June 28, 2000